UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   [ ]Form 10-K and Form 10-KSB   [ ]Form 20-F
               [ ]Form 11-K    [X]Form 10-Q and Form 10-QSB
               [ ]Form N-SAR

                                     __________________________
For Period Ended: June 30, 2001     |                          |
[ ] Transition Report on Form 10-K  |  COMMISSION FILE NUMBER  |
[ ] Transition Report on Form 20-F  |        0-08507           |
[ ] Transition Report on Form 11-K  |__________________________|
[ ] Transition Report on Form 10-Q   __________________________
[ ] Transition Report on Form N-SAR |                          |
For the Transition Period Ended:    |       CUSIP NUMBER       |
  _______________________           |                          |
                                    |__________________________|

_____________________________________________________________
|   Read Attached Instruction Sheet Before Preparing Form.   |
|   Please Print or Type.                                    |
|   Nothing in this form shall be construed to imply that    |
|   the Commission has verified any information contained    |
|   herein.                                                  |
|____________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________
_________________________________________________________________.

____________________________________________________________________
PART I -- REGISTRANT INFORMATION
____________________________________________________________________
Full Name of Registrant
Former Name if Applicable

           Broadband Wireless International Corporation

___________________________________________________________________
Address of Principal Executive Office (Street and Number)

211 North Robinson, Suite 1750
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City, State and Zip Code

Oklahoma City, Oklahoma  73102
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PART II -- Rules 12b-25(b) and (c)
___________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
12b-25(b), the following should be completed.

(Check box if appropriate).

    |
    | (a) The reasons described in reasonable detail in Part III
    |     of this form could not be eliminated without
    |     unreasonable effort or expense;
    |
[X] | (b) The subject annual report, semi-annual report,
    |     transition report on Form 10-K, Form 10KSB, 20-F,
    |     11-K or Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day
    |     following the prescribed due date; or the subject
    |     quarterly report or transition report on Form 10-Q,
    |     10QSB or portion thereof, will be filed on or
    |     before the fifth calendar day following the
    |     prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit
    |     required by Rule 12b-25(c) has been attached if
    |     applicable.
________________________________________________________________
PART III -- NARRATIVE
________________________________________________________________
State below in reasonable detail the reasons why Form 10-K,Form 10-KSB, 20-F, 11-K, 10-Q, Form 10-QSB, -SAR or the transition report, or portion thereof, could not be filed within the prescribed period.

Additional time is needed to complete development of appropriate disclosures for inclusion in the "Managements Discussion and Analysis" section of the Registrant's Form 10-QSB for the quarterly reporting period ended June 30, 2001.
____________________________________________________________
PART IV -- OTHER INFORMATION
____________________________________________________________
(1) Name and telephone number of person to contact
    in regard to this notification:

    Peter B. Bradford           405          272-5711
    ______________________   __________   _________________
                      (Name)             (Area Code)  (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was
         required to file such report(s) been filed?
         If the answer is no, identify report(s).             [X]YES [ ]NO

(3) Is it anticipated that any significant change in
    results of operations from the corresponding period
        for the last fiscal year will be reflected by the
         earnings statements to be included in the subject
         report, or portion thereof?                         [X]YES [ ]NO

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's net loss for the quarter ended June 30, 2001 will be approximately $210,000.  In comparison, for the quarter ended June 30, 2000 the Registrant recorded a net loss of $490,537.  The Registrant believes that the changed results may be attributed, among other things, to: (i) the collection activities the Receivership; and (ii) the cessation of all business activities of the Registrant as a result of the Receivership.

Broadband Wireless International Corporation
__________________________________________
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2001      By:   /s/ Ronald B. Tripp
                                                                            Ron Tripp
                                                                            President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_______________________________________________________________

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).
_______________________________________________________________

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240, 12b-25)
    of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2.  One signed original and four conformed copies of this
    form and amendments thereto must be completed and filed
    with the Securities and Exchange Commission, Washington,
    D.C. 20549, in accordance with Rule 0-3 of the General
    Rules and Regulations under the Act. The information
    contained in or filed with the Form will be made a matter
    of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on
    which any class of securities of the registrant is
    registered.

4.  Amendments to the notifications must also be filed on Form
    12b-25 but need not restate information that has been
    correctly furnished. The form shall be clearly identified
    as an amended notification.

5.  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to
    electronic difficulties. Filers unable to submit a report
    within the time period prescribed due to difficulties in
    electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).